Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ProActive Fintech Inc.
881 West State Rd., Suite 140-558
Pleasant Grove, UT 84062
https://qubemoney.com

Up to $5,000,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ProActive Fintech Inc.
Address: 881 West State Rd., Suite 140-558, Pleasant Grove, UT 84062
State of Incorporation: DE
Date Incorporated: June 16, 2015

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $5,000,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Class C Common Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: June 13, 2027
Valuation Cap: $39,900,000.00
Discount: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $350.00

Terms of the underlying Security

Underlying Security Name: Class C Common Stock

Voting Rights:
One vote per share.

Material Rights:

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are signed up to receive emails for Qube Money as of June 1, 2025, in ProActive Fintech Inc., you are eligible for an addition to the base discount rate on the convertible note.

Addition to the base discount rate on the convertible note: 20%

Addition to valuation cap discount rate on the convertible note: 50%

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | Receive a Minimalist Qube Wallet.

Early Bird 2: Invest $5,000+ within the first 2 weeks | Receive a Minimalist Qube Wallet, a Family Lifetime Membership, plus a total 5% addition to the base discount rate on the convertible note*.

Early Bird 3: Invest $10,000+ within the first 2 weeks | Receive all prior perks + [exclusive dinner invite for 2 people to attend the exclusive Mindful Banking Market Launch event in Park City, UT]* plus a total 8% addition to the base discount rate on the convertible note from the Time-Based Perks.

Early Bird 4: Invest $25,000+ within the first 2 weeks | Receive all prior perks + [exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit]* plus a total 10% addition to the base discount rate on the convertible note from the Time-Based Perks.

Early Bird 5: Invest $50,000+ within the first 2 weeks | receive all prior perks + [exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit and $1,000 flight credit] plus a total 15% addition to the base discount rate on the convertible note from the Time-Based Perks.

Early Bird 6: Invest $100,000+ within the first 2 weeks | receive all prior perks + [all inclusive 3-Day stay with dinner invite, $500 resort credit, $1,000 flight credit, plus mountain access in Park City, UT] plus a total 20% addition to the base discount rate on the convertible note from the Time-Based Perks.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive a 3% addition to the base discount rate on the convertible

note.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive a 3% addition to the base discount rate on the convertible note.

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $1,000+ and receive a Minimalist Qube Wallet.

Tier 2 Perk: Invest $5,000+ and receive all prior perks + free Family Lifetime Membership + a 2% addition to the base discount rate on the convertible note.

Tier 3 Perk: Invest $10,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT* + a 5% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Tier 4 Perk: Invest $25,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit* + a 7% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit and $1,000 flight credit + a 10% addition to the base discount rate on the convertible note from the Amount-Based Perks.

Tier 6 Perk: Invest $100,000+ and receive all prior perks + all inclusive 3-Day stay with dinner invite, $500 resort credit, $1,000 flight credit, plus mountain access in Park City, UT + a 15% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

*Flights not included

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

ProActive Fintech Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

Company Overview

ProActive Fintech, Inc. (or the "Company") is a financial technology company that offers a mindful banking solution that empowers users to organize and spend their money with intention. Originally formed as ProActive Budget LLC, the Company has evolved into a full-service fintech platform designed to empower individuals with intuitive tools for money management. As part of an operational transition, the Company is temporarily pausing Qube Checking while it onboards a new sponsor bank and is introducing Qube+, which connects to users' existing bank and credit card accounts and enables Qube's intentional spending methodology without requiring users to switch banks.

The Company monetizes through a subscription-based SaaS platform, offering premium features to consumers looking to spend money in line with their values and goals. During the transition to Qube+, revenue will primarily reflect subscriptions; interchange revenue is not expected during the transition and is expected to resume if and when Qube Checking relaunches with a new sponsor bank. Additional revenue streams include transaction interchange and revenue shares from partnerships and integrations with financial institutions.

Intellectual Property

The Company has developed proprietary intentional spending algorithms and mobile application technology. It maintains internal software and digital assets to support ongoing product development. The registered patents and pending trademarks are disclosed in the available documents. During the transition period, certain card-level control features previously available with Qube Checking (including Default Zero™, virtual cards, and budget-based approve/decline at the point of sale) will not be available in Qube+ and are expected to return, if and when Qube Checking relaunches.

Corporate History & Structure

ProActive Fintech Inc. was initially organized as ProActive Budget LLC, a Utah limited liability company on June 16, 2015. The Company later changed its name to ProActive Fintech LLC while continuing to operate as a Utah LLC. On February 3, 2023, ProActive Fintech LLC converted to a Delaware corporation and now operates as ProActive Fintech Inc.

The Company wholly owns two subsidiaries: Qube Money LLC, established on January 15, 2020, in the State of Utah, and Qube Masters LLC, established on March 12, 2020, also in the State of Utah.

Competitors and Industry

Competitors

ProActive competes with popular budgeting platforms like Monarch, YNAB (You Need A Budget), Simplifi, Good Budget, and EveryDollar. Unlike many of its peers, ProActive emphasizes proactive control over spending rather than reactive budgeting. During the Qube+ period, the Company's positioning emphasizes connecting to external accounts and providing time-boxed, intention-based categorization within the Qube app.

Industry Overview

The global personal finance software market continues to grow, driven by demand for financial wellness tools. With increasing consumer awareness of financial health, we believe fintech companies are positioned to capture significant market share.

Current Stage and Roadmap

Current Stage

ProActive Fintech Inc. is in its growth stage. The Company has successfully raised funds via convertible securities and has implemented equity incentive structures in anticipation of scaling operations. The Company is executing a transition from Qube Checking to Qube+, which is in staged rollout (initial testing followed by broader beta). A temporary service interruption of approximately 15–30 days may occur as Qube Checking is paused and Qube+ is introduced. Qube+ enables users to allocate funds to Qubes and track spending across linked external accounts; however, it does not include Default Zero™, virtual cards, or budget-based transaction declines during the transition.

Future Roadmap

ProActive plans to enhance its platform's AI features, expand marketing, onboard more users, and integrate with broader financial ecosystems. Funds from this raise are intended to support growth, software improvements, and team expansion. The Company is pursuing onboarding with a new sponsor bank, after which Qube Checking is expected to relaunch and operate alongside Qube+. Timing for the sponsor-bank integration is an estimate and subject to change; certain card-level controls are expected to return upon relaunch.

Forward-looking statements about timing, subscriber growth, profitability, and feature re-introduction reflect management's current expectations and are subject to risks and uncertainties.

The Team

Officers and Directors

Name: Shane Ray Walker

Shane Ray Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, and and Principal Accounting Officer
  Dates of Service: March, 2018 - Present
  Responsibilities: Co-founder,CEO, and Principal Accounting Officer of the Company. Salary: $216,000. Equity: 3,456,000 shares vesting over two years. 1,728,00 shares when the Company has 10,000 subscribing members. 1,728,000 shares when the Company has 15,000 subscribing members. 1,728,000 shares when the Company has 25,000 subscribing members.

Other business experience in the past three years:

- Employer: Walker Maxx LLC
  Title: Co-founder
  Dates of Service: March, 2023 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Lyvfin LLC
  Title: Founder
  Dates of Service: November, 2006 - Present
  Responsibilities: Advisor

Name: Kirsten Applegarth Taeger

Kirsten Applegarth Taeger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Accountant
  Dates of Service: January, 2024 - Present
  Responsibilities: Bookkeeping, Payroll Manager, and Accounts Payable Manager of the company. Wage: $45 per hour.

Other business experience in the past three years:

- Employer: Rise CPA and Accountants
  Title: CPA
  Dates of Service: January, 2023 - Present
  Responsibilities: Accountant

Other business experience in the past three years:

- Employer: Brightstone Homes
  Title: Accountant
  Dates of Service: August, 2021 - October, 2022
  Responsibilities: Accounting for rental company

Name: Sarib Rahman Mahmood

Sarib Rahman Mahmood's current primary role is with CFI. Sarib Rahman Mahmood currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
  Dates of Service: July, 2021 - Present
  Responsibilities: CPO of the company. Salary: $1,000. Equity: 400,000 incentive stock options vesting over two years. 250,000 incentive stock options when the company has 10,000 subscribing members. 250,000 incentive stock options when the company has 25,000 subscribing members. 200,000 incentive stock options when the company has 50,000 subscribing members.

Other business experience in the past three years:

- Employer: CFI
  Title: Director of Product Management
  Dates of Service: August, 2023 - Present
  Responsibilities: Director of Product Management of the company.

Name: Marc Smith

Marc Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: CTO of the Company. Salary: $144,000. Equity: 300,000 incentive stock options vesting over two years. 150,000 incentive stock options when the Company has 10,000 subscribing members. 150,000 incentive stock options when the Company has 25,000 subscribing members. 100,000 incentive stock options when the Company has 50,000 subscribing members.

Other business experience in the past three years:

- Employer: Switch Reward Card
  Title: CTO
  Dates of Service: August, 2023 - December, 2024
  Responsibilities: CTO of the Company

Name: Kaden Kwin Walker

Kaden Kwin Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: BSA Officer and Vice President of Operations and Compliance
  Dates of Service: September, 2021 - Present
  Responsibilities: BSA Officer and VP of Compliance and Operations of the company. Salary: $162,000. Equity: 420,000 incentive stock options vesting over two years. 210,000 incentive stock options when the company has 10,000 subscribing members. 210,000 incentive stock options when the company has 25,000 subscribing members. 140,000 incentive stock options when the company has 50,000 subscribing members.

Other business experience in the past three years:

- Employer: Milkipay
  Title: Compliance Consultant
  Dates of Service: October, 2023 - July, 2024
  Responsibilities: Wrote policies and procedures

Name: Ryan J Clark

Ryan J Clark's current primary role is with Wealth Sage - Self-employed. Ryan J Clark currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder and Chairman of the Board

Dates of Service: July, 2015 - Present
Responsibilities: Co-founder and Chairman of the Board Chairman of the Board of the company. Salary: $0. Equity: Ryan J Clark owns 17% through Atlas Financial LLC.

Other business experience in the past three years:

- Employer: Wealth Sage - Self-employed
  Title: Owner and President
  Dates of Service: June, 2011 - Present
  Responsibilities: Owner and President of the company.

Name: Mark Daniel Applegarth

Mark Daniel Applegarth's current primary role is with Carson Group. Mark Daniel Applegarth currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Treasurer of the Board
  Dates of Service: June, 2023 - Present
  Responsibilities: Treasurer of the Board of the company. Salary: $0. Equity: M. Daniel Applegarth owns 2.6% of the company.

Other business experience in the past three years:

- Employer: Carson Group
  Title: CFO
  Dates of Service: April, 2024 - Present
  Responsibilities: CFO of the company.

Other business experience in the past three years:

- Employer: Orion Advisor Solutions
  Title: CFO
  Dates of Service: September, 2009 - April, 2024
  Responsibilities: CFO of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. During the transition from Qube Checking to Qube+, outcomes will depend on subscriber adoption, retention, and timing of sponsor bank onboarding, which may differ materially from management's expectations.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able

to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Statements about timelines, onboarding a new sponsor bank, subscriber growth, profitability, or re-introduction of features are forward-looking and subject to risks and uncertainties; actual results may differ materially. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We rely on software development and third-party integrations. Delays, technical issues, or vendor dependencies could prevent features from meeting performance targets or timelines and could adversely affect our results.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The convertible promissory note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. Should the notes convert into shares of Class C Common Stock, you will have no voting rights. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive.

All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. Onboarding a new sponsor bank and operating Qube+ are subject to evolving regulatory and counterparty requirements; changes could limit functionality, extend timelines, or increase costs.

We rely on third parties to provide services essential to the success of our business

Our business relies on third-party financial-technology vendors and service providers, including sponsor banks, card networks, Banking-as-a-Service providers, payment processors, and data-connectivity platforms, as well as professional service providers (accountants, lawyers, and marketing/PR). Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. During the transition to Qube+, our dependence on data-connectivity providers for account linking and categorization increases, and outages, policy changes, or pricing adjustments could impair functionality or increase costs.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Transition to Qube+ and temporary pause of Qube Checking may adversely affect our business
We are temporarily pausing Qube Checking while onboarding a new sponsor bank and introducing Qube+, which connects to users' existing bank and credit card accounts. During the transition, Default Zero™, virtual cards, and budget-based approve/decline at point of sale will not be available, and a 15–30 day service interruption may occur. As a result, customers may experience reduced functionality or disengage, which could increase support needs, negatively affect adoption or retention, and adversely impact our results. We do not expect interchange revenue during the transition and will rely primarily on subscription revenue; if subscriber growth or retention is lower than expected, our liquidity and operating results could be adversely affected. The sponsor bank onboarding timeline depends on third-party diligence, technical integration, and regulatory processes and is uncertain; delays could extend the transition period and the absence of card-level controls and interchange revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Atlas Financial LLC (Managed & owned solely by Ryan Clark)	26,839,100	Class B Common Stock	36.3%
Shane R Walker	21,831,900	Class B Common Stock	29.53%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, Preferred Stock, Convertible Note, Convertible Note, and Convertible Promissory Note Seris 2025 - CF.

Class A Common Stock

The amount of security authorized is 200,000,000 with a total of 100,805,116 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 25,000,000 of shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 50,000,000 with a total of 48,671,000 outstanding.

Voting Rights

Three votes per share.

Material Rights

Shares of Class B Common Stock are convertible into Class A Common Stock at the option of the holder and automatically convert upon transfer, except when transferred among Founders or their beneficially owned entities. Only Founders or their beneficially owned entities may hold Class B shares.

Class C Common Stock

The amount of security authorized is 25,000,000 with a total of 4,420,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

There are no material rights associated with Class C Common Stock.

Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

The Board of Directors is authorized to issue Preferred Stock in one or more series and to determine the rights, preferences, privileges, and restrictions of each series. These may include, but are not limited to, dividend rights, liquidation preferences, redemption rights, and voting rights. The rights of any series of Preferred Stock may be senior to, pari passu with, or junior to other series of Preferred or Common Stock.

Convertible Note

The security will convert into Common shares and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,123,129.00
Maturity Date: August 01, 2030
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $76,000,000.00
Conversion Trigger: Automatically convert when there is an equity raise that exceeds $20,000,000

Material Rights

Automatically convert when there is an equity raise that exceeds $20,000,000. If Equity Financing of $20,000,000 does not occur on or before the Maturity Date, Holder may elect to (i) convert the Conversion Amount into Common shares of the Company at a price per share equal to the Maximum Conversion Price at a $76,000,000 company valuation, or (ii) demand payment of the Conversion Amount.

These notes are unsecured and subordinated to senior debt.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,184,252.00
Maturity Date: May 01, 2030
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: $76,000,000.00
Conversion Trigger: Automatically convert when there is an equity raise that exceeds $10,000,000

Material Rights

Automatically convert when there is an equity raise that exceeds $10,000,000. If Equity Financing of $10,000,000 does not occur on or before the Maturity Date, Holder may elect to (i) convert the Conversion Amount into Common shares of the Company at a price per share equal to the Maximum Conversion Price at a $76,000,000 company valuation, or (ii) demand payment of the Conversion Amount.

These notes are unsecured and subordinated to senior debt.

Convertible Promissory Note Seris 2025 - CF

The security will convert into Class c common stock and the terms of the Convertible Promissory Note Seris 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: June 13, 2027
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $39,900,000.00
Conversion Trigger: Qualified Financing of at least $500,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells equity securities to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) 80% of the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $39,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $39,000,000.

For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $606,000.00
  Use of proceeds: White label product development and daily operations
  Date: May 20, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $1,350,000.00
  Use of proceeds: White label product development and daily operations.
  Date: May 16, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $990,000.00
  Use of proceeds: White label product development and daily operations.
  Date: August 22, 2022
  Offering exemption relied upon: 506(b)

- Name: Common A Shares
  Type of security sold: Equity
  Final amount sold: $683,754.00
  Number of Securities Sold: 1,627,984
  Use of proceeds: Daily operations
  Date: December 30, 2023
  Offering exemption relied upon: 506(b)

- Name: Common A Shares
  Type of security sold: Equity
  Final amount sold: $2,087,762.00
  Number of Securities Sold: 11,393,517
  Use of proceeds: Budget Planning product development and daily operations
  Date: February 15, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In the near term, the Company is temporarily pausing Qube Checking while onboarding a new sponsor bank and is introducing Qube+, which connects to users’ existing bank and credit card accounts.

Revenue

Revenue for fiscal year 2023 was $2,716,043 compared to $1,769,074 in fiscal year 2024.

Although the overall revenue of the Company dropped from 2023 to 2024, the revenue from the Company’s primary business model grew by 54% from 2023 to 2024.

The total revenue dropped from 2023 to 2024 because the Company discontinued a blockchain project to reward users with digital rewards (crypto) for financial healthy behavior. Due to the fall of FTX, the regulatory environment around digital rewards came under scrutiny and the Company’s sponsor bank required the discontinuation of this project. A significant portion of the revenue in 2023 came from the sale of 497 software nodes. During the transition to Qube+, the Company does not expect interchange revenue and anticipates near-term revenue will primarily reflect subscriptions.

Cost of sales

Cost of Sales for fiscal year 2023 was $1,853,109 compared to $1,873,498 in fiscal year 2024.

The cost of goods sold grew as projected based on the growth of the Company’s primary business model.

Gross margins

Gross margins for fiscal year 2023 were $833,030 compared to -$140,714 in fiscal year 2024.

Although the overall gross margin of the Company dropped from 2023 to 2024, the gross margin from the Company's primary business model stayed about the same from 2023 to 2024.

The gross margin dropped from 2023 to 2024 because the Company discontinued a blockchain project to reward users with digital rewards (crypto) for financial healthy behavior. Due to the fall of FTX, the regulatory environment around digital rewards came under scrutiny and the Company's sponsor bank required the discontinuation of this project. A significant portion of the gross margin in 2023 came from the sale of 497 software nodes.

Expenses

Expenses for fiscal year 2023 were $3,437,542 compared to $2,461,083 in fiscal year 2024.

General expenses decreased by nearly $1 million because of the discontinuation of the blockchain project. The development costs from this project were high.

Based on August 2025 results at the current user base, pausing Qube Checking is expected to eliminate approximately $170,000 in monthly processing and vendor costs and $115,000 in monthly interchange revenue, resulting in a net estimated improvement of approximately $55,000 per month during the transition. Actual results may differ based on subscriber adoption/retention and the timing of the sponsor bank onboarding.

Historical results and cash flows:

The Company intends to use proceeds to support operations and growth initiatives; actual cash flow will depend on subscriber adoption/retention and timing of sponsor bank onboarding.

Since August 2023, the Company has been working with a sponsor bank who has been under a consent order with the FDIC and has chosen to discontinue their fintech partnerships. Consequently, the past sponsor bank has refused to allow the Company to add any new features or growth partnerships to its program. Despite this, the Company has grown by 2.5% per month on average with no advertising budget.

Subject to onboarding a new sponsor bank and processing partner, the Company plans to increase marketing and pursue growth partnerships; timing and outcomes are uncertain. Any reduction in processing/vendor costs (previously estimated at approximately $55,000 per month at the current user base) is contingent on completing new sponsor bank and processor onboarding. Any revenue share tied to deposit interest would depend on the terms in effect with a new sponsor bank and prevailing balances; such amounts, if any, are uncertain during the transition, and deposits may not be held with the Company while Qube Checking is paused.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 15, 2025, the Company has capital resources available in the form of a credit line for $110,000 from Chase Bank, shareholder loan of $100,000 Marc Smith (CTO), shareholder notes in the amount of $1,250,000, and cash on hand of $331,541.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will support the transition to Qube+ and the onboarding of a new sponsor bank, along with growth initiatives. They are not critical to maintain essential operations during the transition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

During the transition to Qube+, we do not expect interchange revenue; viability and funding mix will therefore depend primarily on subscription revenue until Qube Checking relaunches.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to maintain essential operations with core personnel. Planning for growth, this money is expected to provide approximately 13 months of runway based on a planned monthly burn of $100,000 for marketing, sales, and operations. During the transition to Qube+, we do not expect interchange revenue; these estimates depend on subscriber adoption/retention and timing of sponsor bank onboarding and may differ materially.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to maintain operations and pursue planned growth initiatives. We plan to spend $100,000 per month on sales and marketing, increasing total burn from $60,000 to $160,000. If customer additions are below projections, these funds are expected to provide approximately 31 months of runway. During the transition to Qube+, we do not expect interchange revenue; actual runway will depend on subscription revenue and timing of sponsor bank onboarding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, but it has a network of 60 VC's that it is building a relationship with.

Indebtedness

- Creditor: JP Morgan Chase
  Amount Owed: $110,000.00
  Interest Rate: 17.49%

- Creditor: Shane Walker
  Amount Owed: $63,618.00
  Interest Rate: 12.0%
  Maturity Date: August 15, 2027

- Creditor: Shane Walker
  Amount Owed: $5,019.00
  Interest Rate: 8.0%
  Maturity Date: January 04, 2027

- Creditor: Shane Walker
  Amount Owed: $400,000.00
  Interest Rate: 6.0%
  Maturity Date: April 15, 2027
  Interest Rate: U.S. Prime + 6%

- Creditor: Atlas Financial LLC [Managed & owned solely by Ryan J. Clark (co-founder)]
  Amount Owed: $1,630,653.00
  Interest Rate: 5.0%
  Contingent convertible note. No payments due until the company reaches a valuation of $400,000,000

- Creditor: Ondeck
  Amount Owed: $70,296.00
  Interest Rate: 0.0%
  Maturity Date: February 15, 2026

- Creditor: Multiple Investors
  Amount Owed: $1,842,520.00
  Interest Rate: 10.0%
  Maturity Date: May 01, 2030
  Maturity Date: Dates spanning from June 2029 - May 2030 (No payments until maturity)

- Creditor: Multiple Investors
  Amount Owed: $1,123,129.00
  Interest Rate: 8.0%
  Maturity Date: August 01, 2030
  Maturity Date: Dates spanning from Feb 2029 - August 2030 (No payments until maturity)

- Creditor: Marc Smith
  Amount Owed: $100,000.00
  Interest Rate: 12.75%
  Maturity Date: June 20, 2027

Related Party Transactions

- Name of Person: Shane Walker
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Amount Owed: $63,619 Interest Rate: 12%
  Material Terms: Maturity Date: August 15, 2027 (no payment due until maturity)

- Name of Person: Shane Walker
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Amount Owed: $5,019 Interest Rate: 8%
  Material Terms: Maturity Date: January 4, 2027 (no payment due until maturity)

- Name of Person: Shane Walker
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Amount Owed: $400,000 Interest Rate: U.S. Prime + 6%
  Material Terms: Maturity Date: April 15, 2027 (monthly interest payments)

- Name of Entity: Atlas Financial LLC [Owner: Ryan J Clark (co-founder)]
  Names of 20% owners: Ryan J. Clark
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amount Owed: $1,630,653 Interest Rate: 5%
  Material Terms: Maturity Date: No payments due until the company reaches a valuation of $400,000,000

- Name of Person: Marc Smith
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Convertible Note Principal Amount $100,000 with interest rate of 12.75% per annum.
  Material Terms: Maturity date: 06 20, 2027

Valuation

Valuation Cap: $39,900,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,965,649 in convertible promissory notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: [CMO, VP of Sales, and Customer service, etc.]. Wages to be commensurate with training, experience and position.

- Working Capital
  7.5%
  We will use 7.5% of the funds for working capital to cover expenses for the initial launch, product expansion, as well as ongoing day-to-day operations of the Company.

- Marketing and Sales
  45.0%
  We will use 45% of the funds for marketing and sales to grow the company to 250,000 subscribers.

- Other
  5.0%
  Vendor payments: $112,000 to send all our users new contactless debit cards with the new sponsor bank. Inter company debt or back payments: Pay off the $110,000 credit card line from JP Morgan Chase with a 17.49% interest rate.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://qubemoney.com (qubemoney.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/qube-money

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ProActive Fintech Inc.

[See attached]

ProActive Fintech, Inc
(the “Company”)
a Delaware Corporation

Consolidated Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: ProActive Fintech, Inc. Management

Opinion:
We have audited the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 & 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material

inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
June 6, 2025

PROACTIVE FINTECH, INC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	626,242	344,941
Accounts Receivable		126,002	87,487
Prepaid Expenses		47,104	-
Total Current Assets	$	799,347	432,427
Non-Current Assets:			
Intangible assets - net	$	976,274	1,483,091
Total Non-Current Assets		976,274	1,483,091
TOTAL ASSETS		1,775,621	1,915,518
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	376,100	133,548
Accrued Expenses		76,919	70,644
Deferred Revenue		246,124	235,611
Payroll Payable		37,461	39,087
Other current liabilities		107,864	83,043
Note Payable - Current		113,792	187,596
Note Payable - Related Party Current		64,880	58,837
Total Current Liabilities		1,023,139	808,366
Non-Current Liabilities:			
Convertible Notes	$	2,640,505	2,338,606
Note Payable - Related Party		1,592,403	1,514,898
Total Non-Current Liabilities		4,232,908	3,853,504
TOTAL LIABILITIES		5,256,048	4,661,869
EQUITY			
Common Stock - Class A	$	7,370	6,248
Common Stock - Class B		4,867	3,440
Common Stock - Class C		442	-
Additional Paid in Capital		9,704,484	7,847,978
Accumulated Deficit		(13,197,590)	(10,604,018)
TOTAL EQUITY		(3,480,426)	(2,746,352)
TOTAL LIABILITIES AND EQUITY	$	1,775,621	1,915,518

See Accompanying Notes to these Financial Statements

PROACTIVE FINTECH, INC
CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenue	$	1,769,074.42	2,716,043.06
Refunds & allowances		(36,290.57)	(29,873.36)
Cost of sales		(1,873,497.93)	(1,853,090.15)
Gross Profit		(140,714.08)	833,079.55
Operating Expenses			
Advertising & Marketing	$	202,287.94	244,766.84
General and Administrative		246,939.60	171,890.71
Commission		-	357,368.31
Product development expense		329,804.46	323,179.77
Lease expense		-	39,041.75
Payroll Expense		631,712.66	1,154,945.95
Professional fees		101,898.83	103,253.08
Depreciation expense		-	3,350.40
Amortization Expense		506,816.52	474,777.44
Interest Expense		441,623.36	564,968.60
Total Operating Expenses		**2,461,083.37**	**3,437,542.85**
Total Loss from Operations		**(2,601,797.45)**	**(2,604,463.30)**
Other (Expense)			
Other Income	$	8,220.74	28.82
Bad Debt Expense		-	(87,715.82)
Total Other Income (Expense)		**8,220.74**	**(87,687.00)**
Net Income (Loss)	$	**(2,593,576.71)**	**(2,692,150.30)**
Earnings Before Income Taxes, Depreciation, and Amortization		**(2,086,760.19)**	**(2,214,022.46)**
Net Income (Loss)	$	**(2,593,576.71)**	**(2,692,150.30)**

See Accompanying Notes to these Financial Statements

PROACTIVE FINTECH, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock - Class A		Common Stock - Class B		Common Stock - Class C		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/23	58,425,500	5,843	32,615,022	3,262	-	-	6,444,640	(8,355,932)	(1,902,188)
Issuance of Common Stock	4,063,688	406	1,788,000	179	-	-	1,403,337.8 2	-	1,403,923
Prior period adjustment	-	-	-	-	-	-	-	444,064	444,064
Net income (loss)	-	-	-	-	-	-	-	(2,692,150)	(2,692,151)
Ending balance at 12/31/23	62,489,188	6,249	34,403,022	3,440	-	-	7,847,978	(10,604,018)	(2,746,352)
Issuance of Common Stock	11,209,716	1,121	14,267,978	1,427	4,420,000	442.00	1,856,506	-	1,859,496
Prior period adjustment	-	-	-	-	-	-	-	5	5
Net income (loss)	-	-			-	-	-	(2,593,577)	(2,593,576)
Ending balance at 12/31/24	73,698,904	7,370	48,671,000	4,867	4,420,000	442	9,704,484	(13,197,590)	(3,480,426)

See Accompanying Notes to these Financial Statements

PROACTIVE FINTECH, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,593,577)	(2,692,150)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustment		5	444,064
Amortization Expense		506,817	474,777
Depreciation Expense		-	3,350
Accounts Receivable		(38,515)	(51,697)
Prepaid Expenses		(47,104)	71,014
Prepaid Expenses - Stock Issuance		-	66,945
ROU Asset		-	69,383
Security Deposit		-	3,486
Accounts Payable		242,552	89,294
Accrued Expenses		6,274	75,690
Deferred Revenue		10,512	95,307
Lease Liability		-	(39,391)
Payroll Payable		(1,626)	(38,428)
Other current liabilities		24,821	17,258
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		703,736	1,281,053
Net Cash used in Operating Activities		(1,889,840)	(1,411,097)
INVESTING ACTIVITIES		-	-
Intangible assets - net	$	-	(23,000)
Fixed asset - net		-	1,072
Net Cash used in Investing Activities		-	(21,928)
FINANCING ACTIVITIES			
Notes Payable	$	(73,804)	174,256
Note Payable - Related Party		83,549	63,956
Convertible Notes		301,900	(127,431)
Common Stock - Class A		1,122	405
Common Stock - Class B		1,427	179
Common Stock - Class C		442	-
Additional Paid in Capital		1,856,506	1,403,338
Dividend		-	-
Net Cash provided by (used in) Financing Activities		2,171,142	1,514,702
Cash at the beginning of period		344,941	263,264
Net Cash increase (decrease) for period		281,302	81,677
Cash at end of period	$	626,242	344,941

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ProActive Fintech, Inc ("the Company") d/b/a as Qube was originally established as ProActive FinTech LLC, a limited liability company formed in the State of Utah on June 16, 2015. On February 3, 2023, the Company converted to a corporation under the laws of the State of Delaware, adopting its current name. The Company provides financial software services designed to help users budget effectively and manage their spending wisely. The Company is located in Pleasant Grove, Utah, and serves customers across all fifty states.

The Company wholly owns two subsidiaries: Qube Money LLC, established on January 15, 2020, in the State of Utah, and Qube Masters LLC, established on March 12, 2020, also in the State of Utah.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Qube Money LLC and Qube Masters LLC. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $344,941 and $626,242 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Receivables due from customers are uncollateralized customer obligations due under normal trade terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that payments are collected through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not deem an allowance is necessary as of December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

The Company's fixed assets were fully depreciated as of December 31, 2024.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. The Company had $1,483,091 and $976,274 in Internal-use software as of December 31, 2023 and 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through account fees, which include premium, family, plus memberships. It provides access to its software via an app and website, enabling customers to manage their budgets and spending. Payments are generally collected at the time of service or initiation. The Company's primary performance obligation is to provide its customers with access to the software for the agreed timeframe, most commonly through monthly or yearly agreements. Revenue is recognized each month as the performance obligation is fulfilled. Previously, the Company offered a lifetime membership option. Payments for these memberships were recorded as unearned revenue and recognized as revenue over a five-year period. At present, lifetime memberships are no longer offered.

The Company also generates revenue through bank fees, including ACH return fees. Payments are generally collected at the time of service or initiation. The Company's primary performance obligation involves charging customers a fee when a return fee is incurred. Revenues are recognized at the time the fees are collected.

The Company additionally generates revenue through interchange fees, in which the Company receives a percentage each time a customer uses their debit card. Revenue is recognized in the month the transactions are processed. Payments are generally collected monthly. The Company's primary performance obligation is to ensure that a debit card is available for the customer to use. Once a successful customer purchase is completed, this obligation is satisfied.

The Company further generates revenue through card services, offering customers the ability to design or expedite their debit cards. The Company's primary performance obligation is to ensure that customers receive their cards. Payments are generally collected upfront at the time of the customer's request.

The Company also generated software revenue through the sale of blockchain nodes, a service discontinued in April 2023. The Company's primary performance obligation was the sale of the node and the collection of payments, which were received upfront.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of accounting, travel, utilities, bank charges, licensing, software operations, charitable contributions and other miscellaneous expenses.

Equity-Based Compensation

The Company accounts for restricted stock units (RSUs) issued to employees under ASC 718, Compensation - Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date based on the grant-date fair value of the award and is recognized as an expense over the employee's requisite service (vesting) period. Since RSUs do not have an exercise price, the fair value of the award is generally equal to the market price of the underlying common stock on the grant date.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

As of December 31, 2023, the Company completed a 409A valuation of its common stock, determining the fair market value (FMV) of the common stock to be $0.01 per share.

Between 2019 and 2022, the Company issued restricted shares to employees as payment for work performed. Additionally, they also issued restricted incentive shares. These shares were valued at $55.00 per share, based on the Company's internal estimates at that time, which were significantly higher than the subsequently determined FMV under the 409A valuation. These awards were subject to four-year service-based vesting conditions, documented through stock issuance agreements that also include repurchase rights in the event of termination. Under ASC 718, the expense related to these awards is recognized over the requisite service period, based on the estimated fair value at the grant date, regardless of subsequent changes in valuation.

	Nonvested Restricted Stock Units
Nonvested RSU, January 1, 2023	-
Granted	16,016,500
Vested	(895,000)
Forfeited	-
Nonvested RSU, December 31, 2023	15,121,500
Granted	4,200,000
Vested	(4,200,000)
Forfeited	-
Nonvested RSU, December 31, 2024	15,121,500

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Utah. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company has not filed its tax returns for the year ended December 31, 2024 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On January 4th, 2022, the Company entered into a loan agreement with Shane Walker, Founder and CEO, for a loan amount of $54,000. Additionally, on April 3rd, 2023, the Company entered into a second loan agreement with Shane Walker, for a loan amount of $50,000. See Note 5 for further details.

In 2022, the company entered into various loan agreements with Atlas Financial LLC, of which Ryan Clark founder, who is the President of Atlas Financial LLC. The loans were for a total of $1,388,780. See Note 5 for further details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently negotiating with one of its lenders MCA to enter into a debt resolution agreement for a loan that went into default. The loan has a balance of $113,792 and $187,596 as of December 31, 2024 and December 31, 2023, respetively. See Note 5.

Additionally, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into multiple convertible note agreements to fund its operations. The notes bear interest at rates ranging from 5% to 10%. Originally, the notes were scheduled to mature between 2025 and 2027; however, all holders have since executed amendments extending the maturity dates to between 2028 and 2030.

Note Payable - Related Party - On January 4, 2022, the Company entered into a loan agreement with Shane Walker, Founder and CEO, for a principal amount of $54,000. The loan carried an interest rate of 8% and was scheduled to mature on January 4, 2027. The principal was repaid in full as of December 31, 2023. At the time of repayment, accrued interest totaled $5,023.47, which remains outstanding and continues to accrue interest. Additionally, on April 3, 2023, the Company entered into a second loan agreement with Shane Walker for $50,000. This loan bears interest at a rate of 10% and is payable upon demand. See Note 3.

In 2022, the company entered into various loan agreements with Atlas Financial LLC, of which Ryan Clark founder, who is the President of Atlas Financial LLC. The loans were for a total of $1,388,780. The loans carry an interest of 5% and are payable once the Company reaches a valuation of $400,000,000. The note had a balance of $1,592,403 and $1,514,897 as of December 31, 2024 and December 31, 2023, respectively. See Note 3.

During the year ended December 31, 2023, the Company defaulted on a business loan issued by a third-party lender. The loan was originally issued in August 2023, with a principal balance of $200,000, high effective interest, and a scheduled repayment period of 78 weeks.

Following the default, the outstanding balance was subject to legal action. In November 2024, the Company entered into a settlement agreement with the creditor, whereby the parties agreed to resolve the outstanding obligation for a reduced amount. The settlement is to be repaid over a period ending in March 2026, subject to specified payment terms.

The balance of the obligation under the settlement agreement was $113,792 and $187,596 as of December 31, 2024 and 2023, respectively. The Company is in compliance with the settlement terms as of the reporting date. See Note 4.

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	2,340,000	8%-10%	2028-2030	-	2,640,505	2,640,505	-
Note Payable	200,000	62.83%	~78 weeks	113,792	-	113,792	-
Note Payable - Related Party	1,438,780	5%-10%	Various	50,000	1,388,780	1,438,780	218,503
Total				**163,792**	**4,029,285**	**4,193,077**	**218,503**

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
				For the Year Ended December 2023			
Convertible Notes	2,340,000	8%-10%	2028-2030	-	2,338,606	2,338,606	-
Note Payable	200,000	62.83%	~78 weeks	187,596	-	187,596	-
Note Payable - Related Party	1,438,780	5%-10%	Various	50,000	1,388,780	1,438,780	134,955
Total				**237,596**	**3,727,386**	**3,964,982**	**134,955**

NOTE 6 – EQUITY

The Company has authorized 275,000,000 are designated as common shares with a par value of $0.0001 per share, of which 200,000,000 shares are designated as Class A Common stock, 50,000,000 shares are designated as Class B Common stock, and 25,000,000 shares are designated as Class B Common stock

The Company had 126,787,904 shares of common stock outstanding, 73,698,904 were Class A common shares and 48,671,000 Class B common shares, and 4,420,000 Class C common shares as of December 31, 2024.

Voting: Class A Common shareholders are entitled to one vote per share, Class B Common shareholders are entitled to 3 votes per share, and Class C Common shares are entitled to 0 votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 25,000,000 shares are designated as preferred shares with a par value of $0.0001. No shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

Dividends & Liquidation: The dividend and liquidation rights of the holders of all classes of shares of Common Stock shall be subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, as determined by the Board of Directors

Conversion: Class B Common Shareholders have the right to convert shares of common stock of 1 to 1. Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

As of December 31, 2023, the Company completed a 409A valuation of its common stock, determining the fair market value (FMV) of the common stock to be $0.01 per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 6, 2025, the date these financial statements were available to be issued.

On April 15, 2025, the Company entered into a loan agreement with Shane Walker, CEO, for $400,000. The loan bears interest of U.S Prime rate + 6% and matures on April 15, 2027.

In April 2025, the Company amended its convertible note agreements (see Note 5) to extend their maturity dates to a range between 2028 and 2030.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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12 HOURS LEFT ⓘ

GET A PIECE OF QUBE MONEY BY PROACTIVE FINTECH INC.

Spend Better, Live More

Transition update: Qube Checking is temporarily paused while we onboard a new sponsor bank. Qube+ links the bank accounts and cards you already use; POS approve/decline and virtual cards return when Qube Checking relaunches. Qube's digital banking system enables in-the-moment guidance to align the use of money with values and goals. Our patented transaction-level authorization promotes mindful spending, helping relieve financial stress and anxiety.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Qube
Spend Better, Live More.

$1,468,386.60 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV >

Invest Now
8.0% Interest Rate

PREVIOUSLY CROWDFUNDED ⓘ
$606,000

RAISED ⓘ
$1,468,386.60

INVESTORS
181

MIN INVEST ⓘ
$350

VALUATION CAP
$39.9M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- Qube's digital banking system enables in-the-moment guidance to align the use of money with values and goals. Our patented transaction-level authorization is designed to help promote mindful spending, relieving financial stress and anxiety.

- With a target market of 44M budgeting app users and a total market of 269M people in the U.S. who are 18 or older, Qube taps into a thriving industry that is hungry for disruption. Virtually everyone wants real-time guidance with money decisions.

- Led by a team with decades of collective experience in personal finance & technology, we believe Qube is at the forefront of financial innovation by empowering individuals to take control of their financial future.

TEAM



Shane Walker • President | Co-Founder | CEO | Director | Principal Accounting Officer

Shane is the Co-founder, President, and CEO of Qube Money. He is the thought leader and speaker on mindful spending. He has 20 years of executive leadership experience in the personal finance space and the founder of several successful companies.

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Marc Smith • Chief Technology Officer & Director

Marc is the CTO of Qube Money. He has 9 years of experience as a CTO. He specializes in database engineering. In his previous engagement, he held a senior technology role at a fast-growing startup that achieved significant scale. He graduated with a Bachelors in Technological Entrepreneurship and Management from Arizona State University.

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Kaden Walker • BSA Officer & VP of Operations and Compliance

Kaden Walker serves as the Vice President of Operation and Compliance for Qube Money. He has 7 years of experience in bank compliance and fraud. He is a former Senior Analyst of Goldman Sachs and Compliance Risk Analyst of Divvy.

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Sarib Mahmood • CPO

CPO of Qube Money. 15 years of experience in UI and product design. Designs guided by sense, simplicity, purity, and perfection. Master at organizing a complex user experience into actionable steps.

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Kirsten Applegarth Taeger • Accountant

Accountant for Qube Money. Accounting professional that has demonstrated years of excellence in book keeping, accounts payable, and payroll. Bachelors of accounting from Brigham Young University.

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Ryan J Clark • Co-founder and Chairman of the Board

Co-founder and Chairman of the Board of Qube Money. 15 years of experience in the financial planning industry. Recognized for performance among financial professionals nationally."

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M. Daniel Applegarth • Treasurer of the Board

CFO and business builder for over 15 years. Treasurer of the Board for Qube Money. Proficient at navigating the challenges of private-equity ownership with the right strategies, systems, and analytics.

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THE PITCH

The Place for Money for Good People


MONEY ON PURPOSE
A new way to spend smart.
Qube helps individuals master the art of money management, amplifying their virtues
Spending
10 Qubes
$1,650.76
Restaurants
$125
Groceries
Entertainment
Gas
$65.20
Car Maintenance
$225
Vacation
$850
Qube Money
VISA

Qube Money is a proactive approach to managing your money simply by the way you bank. Instead of tracking expenses after they happen, Qube's AI helps you organize your money into specific spending categories–like groceries, bills, or dining. Each purchase comes directly from its designated category, so you always know where your money's going. No reconciling. No surprises. Just real-time clarity and control with every swipe.

THE PROBLEM & OUR SOLUTION

Aiming to Redefine Financial Wellness

Traditional banking is ever moving toward automation—because more swipes means more profits—leaving people with a constant sense of "where did my money go?". Unlike budgeting apps that track spending after the fact (a reactive approach that lacks the power to solve the financial health crisis that is causing divorce, job turnover, and suicide for some), Qube makes planning and organizing money within your bank account effortless and mindful spending easy.


THE RIGHT CHANGE
We are creating intentional, smart, spending habits.
Our patented transaction-level authorization ensures users have real-time clarity when they spend, alleviating financial stress and anxiety.
Qube
VISA

This approach helps alleviate anxiety and transform a user's relationship with money, potentially improving overall well-being. By understanding the behavioral science of finance, Qube believes they have mastered the art of making money work for individuals, amplifying their virtues.

Like cash envelopes, Qube helps users organize their money into digital envelopes (qubes) representing their spending categories and purchases occur on a single card aligned to your plan. During the transition, Qube+ links your existing cards and bank accounts for categorization and tracking (no POS declines). **There is no need for post tracking or reconciling because each category represents real money and updates in real time as money is spent.**

HOW IT WORKS

The right change. Literally.




9:41
Goals
5 Qubes
$10,151.52
Sort by: Alphabetical
Anna's First Car
$4,125.00
College
$1,230.00
Emergency Fund
$4,600.00
Hawaii Trip
$314.52
Home Repairs
$72.00

1. Deposit money into your account.
2. Design your plan.
3. Allocate your funds.
4. Live in the now.

Through our patented Transaction-Level Authorization, Qube Checking can control authorization at the point of sale. During the transition, Qube+ does not approve/decline at POS; it connects your existing accounts for categorization and tracking. Our business model, a blend of interchange revenue and account fees, generates a monthly recurring revenue of approximately $175,000. With a focus on innovative distribution channels, including B2B partnerships, Qube is redefining financial wellness for the modern era.

the market & our traction

Putting Power Back In Your Wallet

Branded as the first MINDFUL BANKING™ app, Qube Money is targeting the vast market of 44 million individuals using budgeting apps. Since our inception in January of 2021, Qube has been experiencing steady growth. In 2023 and 2024, Qube grew its monthly recurring revenue by over 50% per year with a $0 marketing budget. Today, Qube is doing over $12.5 million in monthly card transaction volume while maintaining a low churn rate. With 19,560 accounts reporting positive balances and 6,200 subscribing accounts, Qube has demonstrated its appeal and benefits.


QUBE
Payment - $324.00 to Qube Money - Family Lifetime Membership

TARGET MARKET

44 Million

Individuals using budgeting apps



VALUE

$21.5 billion

Estimated market opportunity

Source

**Number of individuals using budgeting apps calculated by the company based on its own research and analysis. Estimated annual revenue opportunity based on total target market spend and subscription pricing assumptions.*

Notably, we believe our innovative patent enables a user's spending plan to approve/decline transactions at the point of sale. This feature is temporarily unavailable during the sponsor-bank transition and will return when Qube Checking relaunches. We feel that Qube is set for further expansion, supported by accolades like being **named the #1 Best Budgeting App of 2021** by Real Simple Smart Money Awards, and **partnerships with Christian churches and some of the world's largest debt relief and credit counseling companies.**


Qube Money

400+
Avg new accounts per month in 2025

19,600
Accounts reporting a positive balance

6,215
Accounts currently subscribing

$12,526,683
Transaction volume in May 2025

Named as the #1
Best Budgeting App of 2021 by Real Simple Smart Money Awards

With our upcoming release of **AI generated spending plans**, we are aiming to democratize access to our technology, contributing to a significant leap forward in financial empowerment.

Nico4618293

★★★★★

Love this banking app

I love this ability to cateogrize all spending. It really helps our family hold a budget and know where our money is going!

starryeyedmom

★★★★★

Wonderful

Just what I needed to get my spending under control.

DrDeflowerMe

★★★★★

Best money app out there

Honest review, my wife and I were struggling with money and this app helped us budget in a really effective way. We now are on our way with an emergency fund and living off last months paychecks!

James El

★★★★★

Simply Amazing

6 out of 5 stars if that were possible. I couldn’t function any more with out Qube Money. It is simply phenomenal. If every American had this app, there would be no credit card debt.

**The above testimonials may not be representative of the opinions or of the experiences of other app users and is not a guarantee of future performance or success. Customer experiences reflect periods when Qube Checking was available. During the transition, Qube+ does not approve/decline at POS.*

why invest

Unlock Financial Freedom With Qube Money

GAME-CHANGING

Invest in Qube Money today

Help us shape a future where money issues are a thing of the past, impacting generations to come.


Qube

With strategic growth partnerships in employee financial literacy, Christian churches, debt relief, and credit counseling companies underway, we believe we are on track to capture a significant market share.

Qube has built a product that has not only shown to be incredibly effective but also highly acclaimed, as shown by a growing number of positive app reviews. We believe that our platform, coupled with a focus on empowering individuals and families to achieve financial wellness, presents a unique opportunity for investors.

Invest in Qube Money and help our mission to unlock financial freedom for generations to come.

ABOUT

HEADQUARTERS
881 West State Rd., Suite 140-558
Pleasant Grove, UT 84062

WEBSITE
View Site

Transition update: Qube Checking is temporarily paused while we onboard a new sponsor bank. Qube+ links the bank accounts and cards you already use; POS approve/decline and virtual cards return when Qube Checking relaunches. Qube's digital banking system enables in-the-moment guidance to align the use of money with values and goals. Our patented transaction-level authorization promotes mindful spending, helping relieve financial stress and anxiety.

TERMS

Qube Money by ProActive Fintech Inc.

Overview

INTEREST RATE
8.0%

VALUATION CAP
$39.9M

MATURITY DATE
Jun 13, 2027

FUNDING GOAL
$20K - $5M

DEADLINE
Sep. 25, 2025 at 6:59 AM UTC

Breakdown

MIN INVESTMENT
$350

OFFERING TYPE
Convertible Notes

DISCOUNT
20.0%

TYPE OF EQUITY
Class C Common Stock

CONVERSION TRIGGER
$5,000,000

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,775,621	$1,915,518
Cash & Cash Equivalents	$626,242	$344,941
Accounts Receivable	$126,002	$87,487
Short-Term Debt	$1,023,139	$808,366
Long-Term Debt	$4,232,908	$3,853,504
Revenue & Sales	$1,769,074	$2,716,043
Costs of Goods Sold	$1,873,498	$1,853,090
Taxes Paid	$0	$0
Net Income	-$2,593,577	-$2,692,150

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Class C Common Stock in Qube Money by ProActive Fintech Inc.. The amount of Class C Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $39,900,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class C Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

*Investment Incentives & Bonuses**

Loyalty Bonus

As you are signed up to receive emails for Qube Money as of June 1, 2025, in ProActive Fintech Inc., you are eligible for an addition to the base discount rate on the convertible note.

Addition to the base discount rate on the convertible note: 20%

Addition to valuation cap discount rate on the convertible note: 50%

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | Receive a Minimalist Qube Wallet.

Early Bird 2: Invest $5,000+ within the first 2 weeks | Receive a Minimalist Qube Wallet, a Family Lifetime Membership, plus a total 5% addition to the base discount rate on the convertible note*.

Early Bird 3: Invest $10,000+ within the first 2 weeks | Receive all prior perks + [exclusive dinner invite for 2 people to attend the exclusive Mindful Banking Market Launch event in Park City, UT]* plus a total 8% addition to the base discount rate on the convertible note from the Time-Based Perks.

Early Bird 4: Invest $25,000+ within the first 2 weeks | Receive all prior perks + [exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit]* plus a total 10% addition to the base discount rate on the convertible note from the Time-Based Perks.

Early Bird 5: Invest $50,000+ within the first 2 weeks | receive all prior perks + [exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit and $1,000 flight credit] plus a total 15% addition to the base discount rate on the convertible note from the Time-Based Perks.

Early Bird 6: Invest $100,000+ within the first 2 weeks | receive all prior perks + [all inclusive 3-Day stay with dinner invite, $500 resort credit, $1,000 flight credit, plus mountain access in Park City, UT] plus a total 20% addition to the base discount rate on the convertible note from the Time-Based Perks.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive a 3% addition to the base discount rate on the convertible note.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive a 3% addition to the base discount rate on the convertible note.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a Minimalist Qube Wallet.

Tier 2 Perk: Invest $5,000+ and receive all prior perks + free Family Lifetime Membership + a 2% addition to the base discount rate on the convertible note.

Tier 3 Perk: Invest $10,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT* + a 5% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Tier 4 Perk: Invest $25,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit* + a 7% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit and $1,000 flight credit + a 10% addition to the base discount rate on the convertible note from the Amount-Based Perks.

Tier 6 Perk: Invest $100,000+ and receive all prior perks + all inclusive 3-Day stay with dinner invite, $500 resort credit, $1,000 flight credit, plus mountain access in Park City, UT + a 15% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

**Flights not included*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

ProActive Fintech Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

NEW UPDATES

09.23.25

Behavior Change Is the Real Opportunity


Qube Money
From $10B to $56B:
A MARKET READY FOR QUBE
Spending
10 Qubes
$1,650.76
Restaurants
$125
Groceries
$230
Food
Clothing
Home

Most budgeting apps track spending after the fact but don't influence real-time decisions, which limits long-term effectiveness.

Qube takes a different approach. With a subscription-based model and patented technology, our platform is designed to help users practice intentional spending at the moment of purchase. This focus on behavior makes Qube distinct within the broader personal finance app market.

Watch the short video from our founder:


A message from our CEO on Qube Money changes spending behavior! #QubeMoney #Firecommunity

The market is $10.1B today and projected to reach $56.3B by 2033, according to EIN presswire [1]. Our goal is to build within this expanding sector with a model that aligns user engagement with business sustainability.

Invest today to support a company aiming to scale with the future of financial wellness.


I'm ready to invest
Qube Money

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Source: https://www.einpresswire.com/article/779895513/personal-finance-apps-market-to-achieve-us-53-6-bn-by-2033-north-america-holding-us-3-7-bn-revenue-36-8

ALL UPDATES

09.19.25

Free Qube Program Now Available to Churches


Qube Money
A New Path For Congregations & Clarity

Qube Church is now available free to churches, offering congregations access to the Qube Money app paired with our Qube Masters financial wellness course.

Early program participants have reported outcomes such as beginning to build emergency savings, feeling less financial stress, and contributing more confidently to their local ministry. Churches have also described stronger engagement and relationships as members work through the program together.

This initiative extends Qube's mission beyond individual households, bringing tools for intentional spending and giving into faith communities.

Invest today to support Qube's expansion.


I'm ready to invest
Qube Money

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.16.25

Strengthening Qube's Banking Backbone



Qube Money
A Closer Look at Qube's Foundation
Welcome to
Qube Money

Behind every transaction is a system built to safeguard customer accounts. For Qube, that starts with the foundation provided by our sponsor bank.

Shane Walker recently traveled to Wichita to meet with the team ensuring Qube accounts are FDIC-insured and prepared for scale. It's a closer look at the infrastructure supporting our approach to Mindful Banking™.

Watch the short video from our founder:



Exciting news is coming for Qube Money 💰#qubemoney #firecommunity ...

Invest today to back a company strengthening the backbone of its banking platform.



Qube Money
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.13.25

$12.5M Monthly Card Volume



What 19K+ Accounts Tell Us.
Traction Without Ad Spend.
Qube Money

Qube has surpassed 6,200 subscribing accounts, with more than 19,000 accounts showing positive balances. Monthly card transaction volume now exceeds $12.5 million.

This growth has come without any paid marketing,driven instead by user adoption and demand for proactive financial tools.

We're excited for the journey ahead. **Invest today to be part of Qube Money's journey.**



Qube Money
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.02.25

Most Tools Chase the Problem Too Late


Why Budgeting Apps Aren't Enough
Qube Money

"Where did my money go?" It's a common question in personal finance, and one most tools require ongoing work to answer after the money is already gone.

With a financial system designed to encourage more swipes, Qube aims to provide tools that help users make healthier spending decisions more easily.

Join the investors supporting Qube Money, which reports serving over 19,500 accounts.

Invest today to support the future growth of Qube Money.


I'm ready to invest
Qube Money

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.30.25

Automation Isn't Always Progress


Qube Money
The Risk Of Mindless Money Moves

On 25th of July, our CEO Shane Walker held his granddaughter for the first time. That moment brought both joy and reflection about the world she will grow up in.

We are so happy for our CEO and his family!! Check out this message! #qu...

Automation can simplify life, but it can also remove awareness. In personal finance, convenience often means money moves without thought, which may lead to habits that aren't aligned with long-term goals.

Qube was created with a different philosophy: to bring intention back into every transaction through real-time decision-making. **Invest today to support a company focused on shaping a better financial future.**


Qube
I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.28.25

New Flash Bonus Perks Are Available


Qube Money
New flash perks avaliable for the next 5 days

As we reach the 60th day of our campaign, we're rolling out a new round of limited-time convertible note enhancements.

For the next five days, investors may be eligible for an additional 3% discount on their convertible note if they invest $5,000 or more*.

If you've been following the raise, this may be a strong time to review your options.


Qube
I'M READY TO INVEST

* For detailed information regarding investment perks and the full terms and conditions, please refer to the offering circular available on StartEngine.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.27.25

Happening tomorrow: Major Announcement Live



Qube Money
LIVE ON AUGUST 28, 12 PM CT
HEAR THE SPECIAL ANNOUNCEMENT FIRSTHAND
Rob Labreche Joins Shane Walker For The Live Interview
Save Your Spot
Spend
10 Qubes
$1,350.76
Groceries
$230
Home Improvement
$341
Gas
$0
Restaurants
$63.54
Car Maintenance
$788

Join CEO Shane Walker for a special live webinar to discuss recent developments and future plans for Qube's strategy.

Join us to learn about our proposed growth strategy and our vision for the potential future of the company.

📅 Tomorrow, 12 PM CT

🔗 Register now: https://streamyard.com/watch/5gKiF9jc9Yyz

Please note, the views expressed by special guest Rob Labreche are his own and do not necessarily represent the views of Qube Money.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.25.25

New Flash Bonus Perks Are Available



Qube Money
New Flesh perks avaliable for the next 5 days

As we reach the 60th day of our campaign, we're rolling out a new round of limited-time convertible note enhancements.

For the next five days, investors may be eligible for an additional 3% discount on their convertible note if they invest $5,000 or more*.

If you've been following the raise, this may be a strong time to review your options.



Qube Money
I'M READY TO INVEST

* For detailed information regarding investment perks and the full terms and conditions, please refer to the offering circular available on StartEngine.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.25.25

Special Webinar This Thursday at 12 PM CT


Qube Money
MAKE SURE NOT TO MISS OUT
Join Shane and Rob for the live webinar tomorrow
August 28, 12 PM CT

Join Shane Walker for a conversation with Rob Labreche, who founded iGrad and has educated people through his financial literacy platform.

In this special webinar, we'll discuss the future of financial wellness, announce Rob joining Qube's board of directors, and discuss potential future developments for Qube Money.

Can't make it live? Register anyway for the recording.

📅 Thursday, August 28, 12 PM CT

🔗 Register: https://streamyard.com/watch/5gKiF9jc9Yyz

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.18.25

A $21.5 B Market Needs a Better Tool


44M USE
BUDGETING APPS
Most Still Overspend.
Spending
Restaurants
$125
Groceries
$230
Entertainment
$84.36
Gas
$65.20
Car Maintenance
$225
Vacation
$850
Food
Clothing
Home
VISA

Over 44 million Americans use budgeting apps, yet many still struggle to stay on track. Most tools work after the fact, categorizing spending once it's already happened.

Based on our research, the serviceable market is estimated to be $21B and with a patented, proactive approach focused on real-time spending decisions eliminating any need for post tracking and monthly reconciliation.

Consider joining us to learn how we're building for everyday money management, before the money moves.

Invest today to join us as we aim to grow.


I'm ready to invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and receive a Minimalist Qube Wallet.

$5,000

Tier 2

Invest $5,000+ and receive all prior perks + free Family Lifetime Membership + a 2% addition to the base discount rate on the convertible note.

Select

Select

$10,000

Tier 3

Invest $10,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT* + a 5% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Select

$25,000

Tier 4

Invest $25,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit* + a 7% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Select

$50,000

Tier 5

Invest $50,000+ and receive all prior perks + exclusive dinner invite for 2 people to attend the Mindful Banking Market Launch event in Park City, UT with $500 resort credit and $1,000 flight credit + a 10% addition to the base discount rate on the convertible note from the Amount-

Select

$100,000

Tier 6

Invest $100,000+ and receive all prior perks + all inclusive 3-Day stay with dinner invite, $500 resort credit, $1,000 flight credit, plus mountain access in Park City, UT + a 15% total addition to the base discount rate on the convertible note from the Amount-Based Perks.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

WC

W Kim Colich
13 days ago

Hi Shane, I'd love to see you hit at least $2.5M! Any chance you would consider extending your campaign? Blessings

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0 0

JH

Jason Hall
13 days ago

When will Qube/Proactive Fintech be filing
a SEC form c/a considering the loss of the partner bank?

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0 0

SW

Shane Walker
Qube Money by ProActive Fintech Inc. • 2 months ago

Hi Cory,

Thank you for investing in Qube Money. The Lifetime Memberships will be awarded all at the same time at the end of the StartEngine raise.

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0 0

LF

Latoya Freeman
3 months ago

Hello, congrats on your success to date. I will definitely recommend, as I believe many people would benefit from the "digital" cash envelop method.

On the business side:
1. Why did revenue decrease YoY?
2. Why did you valuation decrease from your 2022 WF raise?
3. What's to stop one of the big banks from developing the same technology?

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5 0

SW

Shane Walker
Qube Money by ProActive Fintech Inc. • 2 months ago

1. Qube discontinued its blockchain initiative, Qube Rewards, which generated approximately $2 million in revenue between 2022 and 2023.

Despite sunsetting this project, Qube Money's core business—driven by interchange fees and monthly account subscriptions—has experienced strong growth, with recurring revenue increasing approximately 50% year-over-year since 2022.

Launched in September 2022 and discontinued in April 2023, the Qube Rewards project aimed to enhance user data security and incentivize healthy financial behavior. As part of this initiative, Qube sold software nodes priced between $1,500 and $2,250, contributing to the $2 million in revenue. While the concept was innovative, the collapse of FTX and the resulting shift in regulatory sentiment led Qube Money's sponsor bank to require the program's termination.

2. Increased regulatory pressure in the banking sector has constrained fintech investment, contributing to a decline in valuations.

3. Large banks often struggle to develop new technologies internally due to entrenched corporate structures and legacy systems. As a result, they tend to acquire innovative solutions rather than build them in-house.

Additionally, Qube Money's unique spending methodology is protected by a patent, preventing competitors from replicating it.
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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the

Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000, or

(iii) Subscriber is an accredited investor, as defined in Regulation D under the Securities Act, and therefore is not subject to investment limits under Section 4(a)(6) of the Securities Act.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH

PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on June 13, 2027 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) %%DISCOUNT_RATE%% of the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $39,900,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $39,900,000.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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